

Mail Stop 4561

May 7, 2009

*By U.S. Mail and facsimile to (224) 405-4695*

Mr. David W. Nelms
Chairman and Chief Executive Officer
Discover Financial Services
2500 Lake Cook Road
Riverwoods, Illinois 60015

> **Re:   Discover Financial Services**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **File No. 001-33378**

Dear Mr. Nelms:

We have reviewed your response dated April 1, 2009 and have the following comment.  In our comment, we have asked you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended November 30, 2008

Item 8. Financial Statements and Supplementary Data

Note 22. Litigation, page 132

1. We note your response to prior comment 9.  You state that you recorded the one-time payment from MasterCard of $852 million as other income.  Please tell us how you considered your contractual obligation to remit a portion of the funds to Morgan Stanley when determining how to account for the settlement.  Please tell us all of the accounting literature you considered in making your determination, identifying the guidance on which you placed the most reliance.

* * * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Your letter should key your response to our comment and provide any requested information.  Please file your letter on EDGAR as correspondence.   Please understand that we may have additional comments after reviewing your response to our comment.

Any questions regarding the accounting comments may be directed to Brittany Ebbert at (202) 551-3572 or Michael Volley at (202) 551-3437.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-4518.

Sincerely,


Todd Schiffman
Assistant Director
Financial Services Group